UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 8, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES CHANGES IN MANAGEMENT OF GROUP’S MINING DIVISION

Moscow, Russia — July 8, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of the new Chief
Executive Officer of Mechel Mining Management Company OOO.
Pavel Shtark, 43, who was appointed the new Chief Executive Officer of Mechel
Mining Management Company OOO, replaces Boris Nikishichev, who is leaving the company due to retirement.
Pavel Shtark has been working in Mechel OAO’s structures for over 5 years. In
2008 he became director of Mechel Coke OOO, and since October 2012 was deputy chief executive officer of Mechel Mining Management Company OOO for coke and chemical production.
“Pavel Shtark is an experienced professional with over 20 years of practice in various segments of this industry, with deep knowledge and understanding of its problems and specifics. During his time with our company, Pavel Shtark proved himself as a fine leader and professional. We are sure that he will manage his new tasks well and ensure the mining division’s confident development,” Mechel
OAO’s Chief Executive Officer Evgeny Mikhel noted.
Boris Nikishichev is deservedly considered a legend of Russia’s mining industry.
Throughout his 45-year-long career, he worked as a wireman, mining overseer, mechanic, supervisor, chief engineer, headed mining divisions at major companies, was deputy chief of Rosugol in the industry’s hardest times. He was granted industry and government awards for his distinguished successes. He used his knowledge and great experience also for scientific work, which won him a doctorate in technical sciences.
“In the eight years of his work at Mechel, Boris Nikishichev made a great contribution to the formation and development of the Group’s mining division. I am sincerely proud of having worked with such a distinguished professional and an exceptional person. We give him our highest gratitude for his work and wish him all the best,” Chairman of Mechel OAO’s Board of Directors Igor Zyuzin said.
Prior to his appointment, since October 2012 Mr. Shtark worked as deputy general director for coke and chemical production — managing director of Moscow Coke and
Gas Plant OAO. In 2010-2012, he was managing director of Mechel-Coke OOO, and in
2008-2010 — director of Mechel-Coke OOO. In 1996-2008, he held consecutive posts of deputy chief mechanic, head of the coal preparation workshop, and chief engineer of coke and chemical production at Nizhny Tagil Metallurgical Plant. In
1996 he was chief of coke and chemical equipment repair shop at Nikom-Polymer
ZAO. In 1995-1996, he held consecutive posts of labor safety engineer, head of mechanization team and senior supervisor of production preparation at
Vysokogorsk Mining Plant. In 1992-1994 he was shift supervisor at Nizhny Tagil
Metallurgical Plant.
Mr. Shtark graduated from Urals Polytechnic Institute with a specialty in smelting production equipment and technology in 1992. In 2006, he also graduated from Urals State Technical University (formerly Urals Polytechnic Institute)
with a program in chemical technology of natural energy resources and carbon materials.
***
Mechel OAO
Elena Andreyeva
Tel: + 7 495 221 88 88
Elena.andreeva01@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 08, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO